BTCS Inc.

9466 Georgia Avenue #124

Silver Spring, MD 20901

May 16, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jan Woo

Re: BTCS Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed March 14, 2018

File No. 333-219893

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated April 18, 2018 (the “Comment Letter”) relating to Amendment No. 4 of the Registration Statement on Form S-1A (the “Registration Statement”) of BTCS Inc. (“BTCS”) filed on March 14, 2018 respectively. BTCS is simultaneously filing Amendment No. 5 to the Registration Statement (the “Amendment”) with this response letter.

The Amendment has been updated as appropriate to give effect to changes affecting BTCS and the legal and regulatory climate in which BTCS operates, including insertion of March 31, 2018 financial statements and updated line item tables.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with BTCS response set forth immediately beneath such comment.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.

We note you disclose on page 40 that your counsel has advised you that it is “more likely than not that ether is not a security” but that “due to cost considerations your counsel has not completed a full analysis as to whether or not ether is a security.” We also note that you have determined that the bitcoin you hold is approximately 70% of your eligible assets and that you intend to monitor its value daily. We note you disclose on page 11 that “regardless of the internal procedures you take to avoid surpassing the 40% test, future volatility during the course of a day may cause you]to exceed the 40% limit.” We also note you disclose that “it will never be practical” for you to register under the Investment Company Act of 1940. Please be advised that, at this time, we are unable to conclude that ether is not a security. With respect to ether and any new digital asset that you acquire or intend to acquire, we expect you will continue to monitor the value of your eligible assets to maintain appropriate amounts of your digital assets so that you are not required to register as an investment company or that you will promptly register as an investment company if your digital asset holdings exceed a permitted value.

Response:

We understand the Staff’s position and will continue to monitor the valuation of our digital assets and endeavor to remain below the 40% limit. We recognize we need to comply with all applicable laws and if required we will promptly register as an Investment Company or cease operations.

Prospectus Summary,

Our Business, page 1

2.	Your revised disclosure in response to prior comment 3 suggests that your decision not to participate in initial coin offerings is solely based on the fact that you “cannot qualify as an accredited investor.” Regardless of whether you qualify as an accredited investor, please provide an unqualified statement as to whether you intend to participate in registered initial coin offerings.

Response:

We have revised the disclosure accordingly to include a statement that we do not intent to participate in registered or unregistered initial coin offerings. See pages 1, 24, and 31 of the prospectus.

3.	You disclose that you plan to continue to evaluate “other strategic opportunities” in digital assets and blockchain technologies. Please expand your disclosure to discuss the type(s) of opportunities that you may pursue, and provide a detailed description of the process and framework that you will use to evaluate them.

Response:

Even though the prices of digital assets have fallen substantially and there remains some regulatory uncertainty, we believe that businesses using blockchain technology and those involved with digital assets such as bitcoin, offer upside opportunity and are the types of opportunities that we may pursue. Our process and framework involve our management leveraging their industry networks, which have been built over many years of working in the industry, to identify and approach potential acquisition targets and gauge their interest in merging with us. Our acquisition activities are spearheaded by Charles Allen, our Chief Executive Officer who regularly communicates with Mr. David Garrity, an independent director who is also seeking acquisition targets. Once we reach a point where any merger might be deemed probable our process would involve the entire board of directors and they would be provided due diligence materials and other documents, and ample time to review such material consistent with their fiduciary duties and the goal of creating value for our shareholders.

Our current framework or criteria is to seek and evaluate acquisition targets in the blockchain and digital asset sector which are: i) synergistic to our business model, and ii) have sufficient capital to provide working capital and cover public company expenses. The requirement that a potential target have sufficient capital is a result of our inability to have this registration statement declared effective which has severely limited our ability to raise non-toxic capital. As disclosed in our prospectus we have limited cash, and accordingly as a critical framework element are seeking acquisition targets with sufficient capital which may help us sustain our operations without having us rely on toxic funding structures. This framework naturally reduces the addressable universe of targets as many companies seeking to access the public markets are doing so for access to non-toxic funding.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Accounting Treatment of Digital Assets, page 26

4.	Notwithstanding your consideration as to whether you are an investment company under the Investment Company Act, please analyze for us whether you are otherwise an investment company as defined in ASC 946.

Response:
The Company has evaluated the accounting guidance in ASC 946-10-15-6 that sets forth the fundamental characteristics of an investment company under U.S. GAAP. Additionally, we have included an analysis of the implementation guidance in ASC 946-10-55-4 through 55-10 that illustrates these concepts. The Company has reviewed the accounting guidance below and concludes that the Company does not have the fundamental characteristics of an investment company for U.S. GAAP purposes under ASC 946. Responsive information has been taken directly from the Company’s updated public filings including the prospectus.

U.S. GAAP describes the following fundamental characteristics of an investment company:

946-10-15-6 An investment company has the following fundamental characteristics:

a. It is an entity that does both of the following:

1. Obtains funds from one or more investors and provides the investor(s) with investment management services

2. Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

b. The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

946-10-55-4: An investment company should have no substantive activities other than its investing activities and should not have significant assets or liabilities other than those relating to its investing activities, subject to the exception in the following paragraph.

946-10-55-5: An investment company may provide investing-related services (for example, investment advisory or transfer agent services) to other entities, directly or indirectly through an investment in an entity that provides those services, as long as those services are not substantive. However, an investment company may provide substantive investing-related services, directly or indirectly through an investment in an entity that provides those services, if the substantive services are provided to the investment company only.

We describe our business activities and our intentions as follows in our Annual Report:

Subject to additional financing, the Company plans to create a portfolio of Digital Assets including bitcoin and other “protocol tokens” to provide investors a diversified pure-play exposure to the bitcoin and blockchain industries. The Company intends to acquire Digital Assets through open market purchases. The Company has not participated in any initial coin offerings as it believes most of the offerings entail the offering of Digital Securities and require registration under the Securities Act and under state securities laws. Since about July 2017, initial coin offerings using Digital Securities have been (or should be) limited to accredited investors. Because we cannot qualify as an accredited investor, we do not intend to acquire coins in initial coin offerings or from purchasers in such offerings. Additionally, the Company may acquire Digital Assets by resuming its transaction verification services business through outsourced data centers and earning rewards in Digital Assets by securing their respective blockchains. The Company will carefully review its purchases of Digital Securities to avoid violating the Investment Company Act of 1940 (the “Investment Company”) and seek to reduce potential liabilities under the federal securities laws.

As described above, the Company is in the early stages of a Digital Assets business, including bitcoin and other “protocol tokens” and is working on building a business to obtain digital assets and which may entail running specialized servers which solve a set of prescribed complex mathematical calculations in order to add a block to a blockchain and thereby confirm Digital Asset transactions. Further, the Company does not provide investment services or investment management services to other entities. The Company does not have significant assets or liabilities other than those relating to cash and digital assets as it is in the early stages of building its business.

Of note, the 1940 Act sets out a three-pronged definition of an investment company. The prong that causes operating companies the most trouble is the 40% Test contained in Section 3(a)(1)(C). Under this section, companies with “investment securities” comprising more than 40% of their “total assets (exclusive of Government securities and cash items)” can fall within the definition of investment company. Under Rule 3a-1, a company that fails the 40% Test will nevertheless be excluded from the definition of investment company if no more than 45% of the value of its “total assets (exclusive of Government securities and cash items)” are derived from “investment securities,” and no more than 45% of its net income after taxes is attributable to “investment securities.” In applying both the 40% Test and the 45% Tests, Government securities and cash items are excluded from investment securities. We do not believe that bitcoin meet the definition of an investment security and we would therefore not be in violation of Section 3(a)(1)(C) as of March 31, 2018. This is further supported by Jay Clayton’s recent testimony in front of Congress on April 27, 2018 where he commented on bitcoin as a security stating before the United States House Appropriations Committee that “A pure medium of exchange, the one that’s most often cited, is Bitcoin, as a replacement for currency, that has been determined by most people to not be a security.” Since the transcript of Mr. Clayton’s testimony on the Commission’s website includes only his planned remarks and does not contain his answers to questions from Representative, we refer to a link on The U.S. House of Representatives Committee on Appropriations website here:

https://appropriations.house.gov/calendar/eventsingle.aspx?EventID=395258, his statements on digital currencies begin at 32min and 16 seconds into the video. Therefor we believe that it is no longer our consideration as to whether we are an investment company, but rather that it has been clearly defined by implications made by the SEC Chairman in front of Congress. Our focus on bitcoin has kept us under the 40% limit; further we and our counsel believe that ether, our other cryptocurrency, is not presently a security.

U.S. GAAP provides the following guidance on sources of evidence of the entity’s business purpose and substantive activities:

946-10-55-6: Evidence of the entity’s business purpose and substantive activities may be included in the entity’s offering memorandum, publications distributed by the entity, and other corporate or partnership documents that indicate the investment objectives of the entity. Evidence of the entity’s business purpose and substantive activities also may include the manner in which the entity presents itself to other parties (such as potential investors or potential investees). For example, an entity that presents its business to its investors as having the objective of investing for capital appreciation has characteristics that are consistent with the business purpose and substantive activities of an investment company. Alternatively, an entity that presents itself as an investor whose objective is jointly developing, producing, or marketing products with its investees has characteristics that are inconsistent with the business purpose and substantive activities of an investment company.

See our response above, which includes an excerpt of the description of our business purpose and plans of substantive activities as described in the prospectus at page 1. Our investor relations materials further support our goal of creating a portfolio of digital assets including bitcoin and other “protocol tokens”, potentially acquiring digital assets by resuming our transaction verification services business and identifying additional acquisition opportunities in the blockchain space. Our characteristics are inconsistent with the business purpose and substantive activities of an investment company. Further, we have been involved in the bitcoin and blockchain industry since 2013 and our activities to date and our proposed activities are not one of an investment company. For example, in 2014, 2015 and 2016 a substantial portion of our revenue was derived from our digital currency mining operation and we also had revenue from our ecommerce platform in 2013, 2014, 2015, 2016 and 2017.

U.S. GAAP provides the following additional guidance on exit strategies of investment companies:

946-10-55-7: An entity’s investment plans also provide evidence of its business purpose and substantive activities. Accordingly, an investment company whose business purpose and substantive activities include realizing capital appreciation should have an exit strategy for how it plans to realize the capital appreciation of its investments. Although the entity may not yet have determined the specific method or timing of disposing of an investment, the fact that it has identified potential exit strategies through which it can realize capital appreciation provides evidence that its business purpose and substantive activities are consistent with those of an investment company. The entity need not document specific exit strategies for each individual investment held for the purpose of realizing capital appreciation but should identify potential exit strategies for different types or portfolios of investments held with the purpose of realizing capital appreciation.

Disposal of investments only during liquidation or to satisfy investor redemptions are not exit strategies. Therefore, an entity should have a plan to dispose of its investments before liquidation when its business purpose and substantive activities include realizing capital appreciation. An investment company whose business purpose and substantive activities are to invest for returns only from investment income does not require an exit strategy for its investments.

In its investment presentation, the Company presents itself as “an early mover in the blockchain and digital currency ecosystems and the first “Pure Play” U.S. public company focused on bitcoin and blockchain technologies.” It discusses looking at acquisitions and growth in the blockchain space versus exit plans for capital appreciation. Further, we have a history of looking to grow through acquisition and while non-of those plans have come to fruition our future plans are consistent with our past actions.

U.S. GAAP provides the following additional guidance regarding activities that would be inconsistent with the characteristics of an investment company:

946-10-55-8: An entity would not be an investment company if the entity or its affiliates obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income. Examples of relationships and activities that would be inconsistent with the characteristics of an investment company include any of the following:

a. The entity or its affiliates acquire, use, exchange, or exploit the processes, assets, or technology of an investee or its affiliates. This includes the entity or its affiliates having disproportionate or exclusive rights to acquire assets, purchase an asset from an investee if the asset’s development is deemed successful).

b. There are other arrangements between the entity or its affiliates and an investee or its affiliates to jointly develop, produce, market, or provide products or services.

c. An investee or its affiliates provide financing guarantees or assets to serve as collateral for borrowing arrangements of the entity or its affiliates to provide returns or with the objective of providing returns other than capital appreciation or investment income. The guidance in this paragraph does not prohibit an investment company from using its investments in its investees as collateral for any of its borrowings.

d. An affiliate of the entity holds an option to purchase from the entity ownership interests in an investee at an amount other than fair value.

e. There are transactions between the entity or its affiliates and an investee or its affiliates that meet any of the following:

1. They are on terms that are unavailable to entities that are not affiliates of the investee.

2. They are not at fair value or are not conducted at arm’s length.

3. They represent a substantive portion of the investee’s or the entity’s business activities, including business activities of affiliates of the entity or affiliates of the investee.

946-10-55-9: An investment company may have a strategy to invest in more than one investee in the same industry, market, or geographical area to benefit from synergies that increase the returns from capital appreciation and investment income from those investments. Transactions between an entity’s investees should not affect the entity’s assessment of whether it is an investment company unless those transactions result in the entity obtaining returns or benefits other than capital appreciation or investment income.

The Company has the objective of obtaining returns from capital appreciation or investment income. As discussed above, the Company is attempting to provide investors a diversified pure-play exposure to the bitcoin and blockchain industries.

U.S. GAAP provides the following additional guidance with respect to activities that an investment company may perform for its investees:

946-10-55-10: An investment company may provide both of the following services to an investee, either directly or through an investment in an entity that provides those services, only if those services are provided for the purpose of maximizing returns from capital appreciation, investment income, or both (rather than other benefits) and do not represent a separate substantial business activity or separate substantial source of income for the investment company:

a. Assistance with day-to-day management of the operations of an investee.

b. Financial support, such as a loan, capital commitment, or guarantee.

As described above, the Company provides services to develop substantial business activities designed to further the Company’s overall business strategies and are not for the sole purpose of maximizing returns from capital appreciation of securities and/or investment income on investees. The Company does not currently have any investee

5.	We note your assertion that there is currently no authoritative literature applicable to your digital assets. Please analyze for us whether your digital assets meet the definition of an intangible asset and the consideration you gave to the application of that accounting to digital assets you acquired from others and digital assets you obtained through mining.

Response:

Digital assets technically meet the definition of an intangible asset, as intangible assets are those that lack physical substance. This model results in holdings of digital assets being recorded at the cost of acquisition, subject to impairment. That is, the model will only capture declines in the value of the digital assets, not increases.

In our opinion, while digital assets meet the strict definition of intangible assets, this model does not best reflect the nature and economics of digital assets, which have unique characteristics that differ from most intangible assets. While digital assets have no physical substance, many are traded on exchanges (unlike other intangibles), are designed to be accepted as payment for other goods and services (which is very infrequent for intangibles), and their value is subject to significant volatility. The Company believes these differences are fundamental and point to the appropriateness of a fair value model.

This position is reflected in and consistent with “PWC’s Point of View Cryptocurrencies” (March 2018). Notwithstanding this accounting discussion, the Company will fully comply with the Commission’s accounting rules as administered by the Staff.

Please note that the Company has only acquired digital assets from others. Although it may be a strategy going forward, the Company does not currently have digital assets that were obtained through mining. However, we would view the assets the same whether we acquired them from others via a fee for acquisition or obtained them through mining via verification services.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Charles Allen
Charles Allen
Chief Executive Officer

Michael D. Harris, Esq.

Nason, Yeager, Gerson, White & Lioce, P.A.